SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In February 2017:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(   ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			18,249,056		0.1161	0.1161

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direct with the Company	Conversion in ADRs	07	11,992	0.00000	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	10	45,182	0.00000	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	14	19,491	0.00000	0.00
			Total Conversion ADRs (Out)		76,665		0.00
Shares	Common	Direct with the Company	Exerc Options	03	34,075	1.252840	42,690.52
Shares	Common	Direct with the Company	Exerc Options	03	53,375	1.456480	77,739.62
Shares	Common	Direct with the Company	Exerc Options	03	9,050	3.280960	29,692.69
Shares	Common	Direct with the Company	Exerc Options	13	66,950	0.061064	4,088.23
Shares	Common	Direct with the Company	Exerc Options	17	55,125	1.252840	69,062.81
Shares	Common	Direct with the Company	Exerc Options	17	58,550	1.456480	85,276.90
Shares	Common	Direct with the Company	Exerc Options	17	55,200	3.280960	181,108.99
			Total Sell		332,325		489,659.76

Shares	Common	Direct with the Company	Plan of Shares Acquisition	13	237	17.25	4,088.25
			Total Buy		237		4,088.25

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			17,840,303		0.1135	0.1135

(1)      When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)      Quantity multiplied by price.

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In February 2017:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(  ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			0		0.0000	0.0000

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price USD	Volume (USD) (3)
ADR (*)	Common	Direct with the Company	Conversion in ADRs	07	11,992	0.00000	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	10	45,182	0.00000	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	14	19,491	0.00000	0.00
			Total Conversion ADRs (In)		76,665		0.00
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	07	8,808	5.39	47,475.13
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	10	14,068	5.46	76,810.69
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	14	13,409	5.60	75,092.87
			Total Buy		36,285		199,378.69

ADR (*)	Common	Direct with the Company	Exerc Options	07	20,800	2.282458	47,475.13
ADR (*)	Common	Direct with the Company	Exerc Options	10	59,250	1.296383	76,810.69
ADR (*)	Common	Direct with the Company	Exerc Options	14	32,900	2.282458	75,092.87
			Total Sell		112,950		199,378.69

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			0		0.0000	0.0000

(1)     When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)     Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)     Quantity multiplied by price.

(*) Each ADR is equivalent to 1 (one) share.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2017

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer